Filed by TIAA-CREF Funds (Commission File No. 811-09301)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Strategy Funds, Inc. (Commission File No. 811-07687)

Target Fund	Acquiring Fund
Nuveen Strategy Conservative Allocation Fund g TIAA-CREF Lifestyle Conservative Fund
Nuveen Strategy Balanced Allocation Fund g TIAA-CREF Lifestyle Moderate Fund
Nuveen Strategy Growth Allocation Fund g TIAA-CREF Lifestyle Growth Fund
Nuveen Strategy Aggressive Growth Allocation Fund g TIAA-CREF Lifestyle Aggressive Growth Fund

Shareholder Meeting – June 18, 2019

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by June 18, 2019, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal without adjourning the shareholder meeting to a later date, and possibly incurring additional proxy solicitation costs. The Shareholder Meeting will reconvene on June 18, 2019 at 2:00 p.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF DIRECTORS RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Mutual-Fund-Proxy-Information/.

The proposed Reorganizations are an outgrowth of Nuveen’s larger effort to integrate the investment teams responsible for asset allocation strategies across Nuveen, including the teams that manage the Target Funds and the Acquiring Funds. In light of the combination of investment teams, the Advisers determined that maintaining similar asset allocation funds would be inefficient and confusing to the marketplace, and therefore proposed that the Target Funds be reorganized into the Acquiring Funds. The proposed Reorganizations will allow shareholders of the Target Funds to continue their investment in an asset allocation fund with similar investment objectives and strategies and with historical performance over the past five years that is generally superior for most periods. In addition, shareholders of the Target Funds are expected to recognize cost savings as a result of the Acquiring Funds’ lower total annual operating expenses.

1.	VOTE ONLINE - Log on to the website listed on the enclosed proxy card. Please have your proxy card in hand to access your cotrol number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-963-6126 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and Saturday, from 12:00 p.m. to 6:00 p.m. Eastern Time. Thank you for your prompt attention to this matter.